CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$0.00	0.00927%	$0.00

Fees Previously Paid	$30,297,409.70		$2,808.57

Total Transaction Valuation	$30,297,409.70

Total Fees Due for Filing			$2,808.57

Total Fees Previously Paid			$2,808.57

Total Fee Offsets			$0.00

Net Fee Due			$0.00